June 1, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 5 (the “Partnership”)

Dear «ATTENTION»:

As you are aware, the Partnership holds interests in a number of limited liability entities (“Local Limited Partnerships”) formed to own and operate low income housing to generate low income housing tax credits. Among the Local Limited Partnerships is Mark Twain Senior Community Limited Partnership (“Mark Twain”), a California limited partnership. The apartment community of the Local Limited Partnership is known as “Mark Twain Senior.” The local managing general partner of Mark Twain is Housing Alternatives, Inc., a California nonprofit public benefit corporation, and the local general partners are Thomas P. Lam and Marilyn S. Lam (all three being referred to herein as the “Local General Partners”). The Local General Partners are not affiliates of WNC.

Mark Twain Senior is an acquisition / rehabilitation property. Information tax returns for 2008, 2009 and 2010 filed by the Local General Partners claimed low income housing tax credits for those years. The credits allocated to the Partnership for such years by Mark Twain were combined with the credits from the other Local Limited Partnerships and reported by the Partnership on its information tax returns for 2008, 2009 and 2010.

By letter dated March 28, 2012, we informed you that the Local General Partners received a notice of IRS audit in January 2012 for the years 2008, 2009 and 2010. We are pleased to inform you that the IRS since has issued a “No Adjustments Letter” to Mark Twain. In its letter, the IRS states that it is not proposing any adjustments to the 2008, 2009 and 2010 audits.

Please contact us if you have any questions in this regard.

Very truly yours,

WNC & Associates, Inc.,
General Partner

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com